FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH, D.C. 161 SECTION

For the transition period from ______ to ______

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

Elano Corporation Profit Sharing Plan
2455 Dayton-Xenia Road
Dayton, OH 45434-7199

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431


03025851



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Elano Corporation Profit Sharing Plan

By: Andrea Hughes
Name: Andrea Hughes
Title: Business Team Leader – Human Resources

Date: 6/27/03

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Auditors
24	Financial Report



345 Park Avenue
New York, NY 10154

Exhibit 23

Elano Corporation Profit Sharing Plan

Consent of Independent Auditors

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-42695) of the General Electric Company of our report dated June 25, 2003, relating to the statements of net assets available for plan benefits of the Elano Corporation Profit Sharing Plan as of December 31, 2002 and 2001 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002 and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2002, which report appears in the December 31, 2002 annual report on Form 11-K of Elano Corporation Profit Sharing Plan.

KPMG LLP

New York, New York
June 26, 2003





ELANO CORPORATION
PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

ELANO CORPORATION
PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

Index

*Schedules required by Form 5500 that are not applicable have not been included.



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

To the Plan Administrator and Participants of the
Elano Corporation Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Elano Corporation Profit Sharing Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Elano Corporation Profit Sharing Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) – December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York

June 25, 2003



ELANO CORPORATION
PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

		2002	2001
Investments, at fair value (note 3):			
Cash and cash equivalents	$	517,647	157,624
Common stock		9,153,701	4,568,158
Mutual funds		17,110,043	6,286,255
Pooled investment fund		7,881,733	1,478,473
Cash surrender value of life insurance policies		200,230	195,409
Participant loans		218,270	—
Total investments		35,081,624	12,685,919
Receivables:			
Employer contributions		1,271,347	1,223,475
Accrued interest and dividends		75,022	22,111
Receivable for investments sold		—	84,766
Total receivables		1,346,369	1,330,352
Total assets		36,427,993	14,016,271
Liabilities:			
Payable for investments purchased		5,823	—
Net assets available for plan benefits	$	36,422,170	14,016,271

See accompanying notes to financial statements.

ELANO CORPORATION
PROFIT SHARING PLAN

Statement of Changes in Net Assets
Available for Plan Benefits

Year ended December 31, 2002

Additions to (deductions from) net assets attributed to:	
Employer's contributions	$ 1,271,347
Investment income (loss):	
Net depreciation in the fair value of investments (note 3)	(2,803,926)
Dividends	254,745
Interest	3,681
Increase in cash surrender value of life insurance policies	4,821
Total investment loss	(2,540,679)
Benefits paid to participants	(538,576)
Life insurance premiums	(14,457)
Net decrease	(1,822,365)
Transfer from Elano Corporation 401(k) Savings Plan (note 1)	3,965,997
Transfer from Elano Corporation Money Purchase Plan (note 1)	20,262,267
Net assets available for plan benefits at:	
Beginning of year	14,016,271
End of year	$ 36,422,170

See accompanying notes to financial statements.

(1) Plan Description

The following brief description of the Elano Corporation Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all salaried employees of Elano Corporation (the Company), whose ultimate parent is General Electric Company (GE), who have been credited with at least ninety days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Plan Mergers

Effective December 31, 2002, the Elano Corporation 401(k) Savings Plan (the Elano 401(k) Plan) and the Elano Corporation Money Purchase Pension Plan (the Elano Money Purchase Plan) were merged into the Plan (the merger). Affected participants became eligible to participate in the Plan as of December 31, 2002. As a result of the merger, assets of $3,965,997 and $20,262,267 were transferred from the Elano 401(k) Plan and the Elano Money Purchase Plan, respectively.

Contributions

The Company may, in its sole discretion, make profit sharing contributions for eligible employees in an amount determined by its board of directors. Participants must be employed by the Company on the last day of the year in order to share in the contribution. The Company is not required to make any contribution for any plan year.

As a result of the merger, effective January 1, 2003, the Plan was amended such that the participants may elect to defer up to 15% of their pre-tax compensation subject to limitations imposed by law. In addition, hourly participants may elect to make after-tax contributions in an amount equal to 3% of their compensation. For hourly participants who make after-tax contributions, the Company will make a matching contribution in an amount equal to 6% of their compensation.

Participant Accounts

Each participant's account is credited with the participant's contribution and its share of the Company's contribution, if any, and allocation of the Plan's earnings or losses. Each participant is entitled only to the benefits that can be provided from that participant's account.

Vesting

Effective January 1, 2002, the Plan was amended such that the Plan provides for participants to be 20% vested in employer contributions after completion of two years of service, plus an additional 20% for the completion of each subsequent year of service during the following four years. Forfeitures are used to offset Plan expenses first, and then to reduce Company matching or profit sharing contributions. The forfeiture account was $76,365 at December 31, 2002. Forfeitures of $16,827 were used to reduce employer contributions during 2002.

(Continued)

Investment Options

Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options.

GE Common Stock – This fund invests primarily in General Electric Company (GE) common stock. A small portion of the fund is held in cash or other short-term investments to provide liquidity.

GE Aggressive Allocation Fund – This fund seeks capital appreciation. The fund primarily invests in underlying GE funds as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The fund may invest in various short-term investments, including money market instruments.

GE Moderate Allocation Fund – This fund seeks capital growth with a moderate level of current income. The fund primarily invests in various underlying equity GE funds as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The fund may invest in various short-term investments, including money market instruments.

GE Conservative Allocation Fund – This fund seeks growth and income. The fund primarily invests in various underlying equity GE funds as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The fund may invest in various short-term investments, including money market instruments.

GE U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

GE International Equity Fund – This fund seeks long-term capital appreciation. The fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

GE Fixed Income Fund – This fund seeks income consistent with preservation of capital. The fund invests primarily in fixed-income securities including government obligations, corporate debt, mortgage- and asset-backed instruments, and money-market instruments.

GE Stable Income Fund – This fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

Participants also have the option to apply a portion of their account balance to the Life Insurance Fund of Lincoln National Life Insurance Company.

Payments of Benefits

On termination of service due to death, disability, or retirement, a participant (or a designated beneficiary) may elect to receive the vested interest in his or her account balance in either a lump-sum amount, or annual installments (including interest) over a ten-year period. For terminations of service resulting from

(Continued)

other reasons, a participant may elect to receive the value of the vested interest in his or her account balance as a lump-sum distribution or maintain his or her vested interest within the Plan. In case of hardships, participants may elect to withdraw an amount necessary to satisfy their financial needs, subject to certain tax restrictions, as defined in the Plan document.

Participant Loans

The Plan was amended such that participants may request a loan from their before-tax and rollover contributions accounts as of the valuation date coinciding with the date of the loan. The minimum amount of any loan shall not be less than $1,000. The maximum amount of any loan shall not exceed 50% of the total amount of participants' eligible account balances. Loans shall bear interest on the unpaid principal at prime plus 1%, and shall be repaid over a period not less than one year nor more than ten years.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. All shares of registered investment companies (mutual funds) are valued at quoted market prices. Shares of pooled investment funds are stated at fair value which represent the net asset value of shares held by the Plan as reported by the investment manager of the fund. GE Common Stock is traded on the New York Stock Exchange and was valued at the current market price on the last business day of the Plan year end.

The cash surrender value of the life insurance policies are stated at fair value as determined by Lincoln National Life Insurance Company.

Short term investments and participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefits

Benefit payments to participants are recorded when paid.

Expenses

Most expenses related to the administration of the Plan are paid by the Company.

(Continued)

(3) Investments

The Plan's investments are held in a trust by State Street Bank and Trust Company. Investments that represent 5% or more of the Plan's net assets as of December 31, 2002 and 2001 are as follows:

		2002	2001
GE Common Stock	$	9,153,701	4,568,158
GE U.S. Equity Fund		6,086,753	2,832,552
GE Stable Income Fund		7,881,733	1,478,473
GE Aggressive Allocation Fund		4,787,702	1,344,980
GE Moderate Allocation Fund		2,216,615	1,012,322
GE Fixed Income Fund		2,932,304	731,869

During 2002 the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in value as follows:

GE common stock	$	(1,885,671)
Mutual funds		(1,009,639)
Pooled investment fund		91,384
Total	$	(2,803,926)

The Plan offers a number of investment options including GE common stock and a variety of investment funds, some of which are mutual funds and a pooled investment fund. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across eight participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which principally invests in a single security.

(4) Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 14, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(5) Plan Termination

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination or partial termination, participants will become fully vested, and net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

(6) Related Party Transactions (Parties in Interest)

The record keeping functions for the underlying investments held by the Plan are performed by CitiStreet LLC (a State Street Bank and CitiGroup) which is party to a joint services agreement with GE Retirement Services, Inc. (GERS). GERS is an indirect wholly owned subsidiary of GE and an affiliate of the Plan sponsor.

Certain investments of the Plan are shares of mutual funds advised by GE Asset Management Incorporated (GEAM) and distributed by GE Investment Distributors, Inc., affiliates of the Plan sponsor. GEAM provides investment advisory services for certain investments in the Plan. Certain of the investments of the Plan are shares of a pooled investment fund managed and valued by State Street Bank and Trust Company. State Street Bank and Trust Company is also the custodian of the Plan. Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by GE. GE is the ultimate parent of the Plan sponsor as defined by the Plan.

Certain fees paid to related parties for services to the Plan were paid by the Plan sponsor. Alternately, mutual fund and pooled investment fund operation expenses come out of a fund's assets and are reflected in the fund's share/unit price and dividends.

Supplemental Schedule

ELANO CORPORATION
PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issue	Description of investment	Number of shares		Current value
* State Street Short-Term Investment Fund	Cash and cash equivalents	517,647	$	517,647
* GE Company	Common stock	375,922		9,153,701
* GE Aggressive Allocation Fund	Mutual fund	579,625		4,787,702
* GE Moderate Allocation Fund	Mutual fund	264,198		2,216,615
* GE Conservative Allocation Fund	Mutual fund	65,528		491,458
* GE U.S. Equity Fund	Mutual fund	281,924		6,086,753
* GE International Equity Fund	Mutual fund	61,047		595,211
* GE Fixed Income Fund	Mutual fund	231,255		2,932,304
* GE Stable Income Fund	Pooled investment fund	491,408		7,881,733
Lincoln National Life Insurance Company	15 universal life policies	—		200,230
* Participant loans	92 loans to participants with interest rates from 5.25% to 10.50%			218,270
			$	35,081,624

* Party in interest as defined by ERISA.

See accompanying independent auditors' report.